Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

June 4, 2009

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Business Change Agents, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-157783

Dear Mr. Kluck:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments on Amendment One of the Registration Statement. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 8, 2009.

General

1.

We note your Comment No. 1 as relates to our April 21, 2009 correspondence wherein we respond to Commission’s Comment of April 3, 2009 regarding “Blank Check” Company, and we further note the comment requiring that we revise certain disclosures regarding a specific plan of operation.

In that regard, we have expanded Business section entitled “Initial Contracts” and have further summarized a second contract entered into between Issuer and S&S Team Sports, Inc. (hereinafter “S&S”) on April 19, 2009.  We have also added a Business subsection entitled “(c) Operating Plan”.  Considering the fact that the Issuer was incorporated on January 6, 2009, the fact that it now has two contracts is a further indication that it is not a “Blank Check” company, but rather a fully operational company having already entered into two contracts and seeking further contracts.  Please note as relates to S&S, that Issuer has received a receivable of approximately $56,618 regarding services previously rendered to S&S.

Financial Statements

In view of the fact that Issuer’s audited financial statements are as of January 31, 2009, we respectfully request that this matter be concluded prior to the time when such financial statements would be considered “stale” thereby requiring unaudited interim financials 3 month statement for quarter ended April 30, 2009, if registration is not effective on or before June 15, 2009.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

American Business Change Agents, Inc